SEC FILE NUMBER 1-14180
CUSIP NUMBER 543881106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Loral Space & Communications Inc.

Full Name of Registrant

Former Name if Applicable

600 Third Avenue

Address of Principal Executive Office (Street and Number)

New York, New York 10016

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Affected Form 10-Q”) by the prescribed due date (November 9, 2012) as a result of the effects of Hurricane Sandy. The Company’s headquarters is located in New York City. In anticipation of the Hurricane’s arrival, New York area public transportation systems were shutdown starting on Sunday, October 28, 2012 and remained either shutdown completely or with only limited service for much of the entire week of October 28, 2012, which made it impossible or exceedingly difficult for employees to travel to the Company’s offices. Moreover, the Company determined that it would not be safe for its employees to travel to the Company’s headquarters in advance of the arrival of Hurricane Sandy. After the Hurricane, although some of the Company’s personnel were able to return to their offices, the Company’s telephone and computer systems remained inoperable for a few days following the storm. In addition, certain employees of the Company and its outside auditors who are critical to the preparation and/or review of the financial statements required to be included in the Affected Form 10-Q (the “Affected Financial Statements”) were personally affected by the Hurricane such that they were unable to work on the Affected Financial Statements for a number of days following the storm. Certain of the individuals who prepare the Affected Financial Statements remain affected by the storm, thus inhibiting their ability to devote the substantial amount of time necessary to complete the Affected Financial Statements. As a result of the foregoing, the Company requires additional time to complete the Affected Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Capogrossi	(212)	338-5355
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Loral Space & Communications Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2012	By	/s/ John Capogrossi
John Capogrossi
Vice President and Controller

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).